UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the three and nine-month periods then ended

1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of September 30, 2019, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

October 23, 2019

Countersigned by:

Cristian Emmerich
C.P.C.C. Register No. 39801

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2019 (unaudited) and December 31, 2018 (audited)

	Note	As of September 30, 2019	As of December 31, 2018
		S/(000)	S/(000)

Assets
Current assets
Cash and cash equivalents	3	99,275	49,067
Trade and other receivables	4	110,264	99,724
Income tax prepayments		45,735	36,748
Inventories	5	502,222	424,783
Prepayments		14,676	5,765
Total current asset		772,172	616,087
Non-current assets
Trade and other receivables	4	5,142	4,532
Prepayments		199	342
Financial instruments designated at fair value through other comprehensive income	14	18,581	26,883
Other financial instruments	14	14,441	12,268
Property, plant and equipment	6	2,111,411	2,152,724
Intangible assets		45,161	40,881
Goodwill		4,459	6,325
Deferred income tax assets		5,701	3,098
Other assets		281	105
Total non-current asset		2,205,376	2,247,158
Total assets		2,977,548	2,863,245
Liability and equity
Current liabilities
Trade and other payables	7	168,293	151,320
Interest -bearing loans and borrowings	8 and 14	85,286	60,822
Income tax payable		959	-
Provisions	9	11,796	46,453
Total current liabilities		266,334	258,595
Non-current liabilities
Interest-bearing loans and borrowings	8 and 14	1,011,876	1,022,555
Lease liabilities		84	-
Other non-current provisions	9	8,503	5,377
Deferred income tax liabilities		140,521	125,355
Total non-current liabilities		1,160,984	1,153,287
Total liability		1,427,318	1,411,882
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,356
Other accumulated comprehensive results		(15,890)	(11,946)
Retained earnings		621,816	519,285
Total equity		1,550,230	1,451,363
Total liability and equity		2,977,548	2,863,245

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and nine-month periods ended September 30, 2019 and September 30, 2018 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)

Revenue from contracts with customers	11	383,179	318,769	1,017,989	921,560
Cost of sales		(247,771)	(202,688)	(656,969)	(580,554)
Gross profit		135,408	116,081	361,020	341,006

Operating income (expense)
Administrative expenses		(45,253)	(41,615)	(128,236)	(126,289)
Selling and distribution expenses		(11,054)	(9,252)	(31,567)	(30,943)
Other operating income, net		86	3,759	1,779	155
Total operating expenses, net		(56,221)	(47,108)	(158,024)	(157,077)
Operating profit		79,187	68,973	202,996	183,929

Other income (expenses)
Finance income		695	559	1,514	1,375
Finance costs		(20,274)	(20,956)	(58,740)	(58,347)
Gain on the valuation of trading derivative financial instruments		1,505	-	480	-
Loss from exchange difference, net		(1,895)	(410)	(619)	(1,341)
Total other expenses, net		(19,969)	(20,807)	(57,365)	(58,313)
Profit before income tax		59,218	48,166	145,631	125,616

Income tax expense	10	(19,003)	(14,739)	(43,085)	(38,945)

Profit for the period		40,215	33,427	102,546	86,671
Attributable to:
Equity holders of the parent		40,215	33,427	102,546	88,248
Non-controlling interests		-	-	-	(1,577)

		40,215	33,427	102,546	86,671
Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	13	0.09	0.08	0.24	0.21

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and nine-month periods ended September 30, 2019 and September 30, 2018 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		40,215	33,427	102,546	86,671

Other comprehensive income
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income		-	-	(8,302)	5,677
Deferred income tax	10	-	-	2,449	(1,675)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Gain (loss) on cash flow hedges	14(b)	(1,732)	1,435	2,708	(4,432)
Deferred income tax	10	511	(424)	(799)	1,307
Other comprehensive income for the period, net of income tax		(1,221)	1,011	(3,944)	877

Total comprehensive income, net of income tax		38,994	34,438	98,602	87,548

Total comprehensive income attributable to:
Equity holders of the parent		38,994	34,438	98,602	89,125
Non-controlling interests		-	-	-	(1,577)

		38,994	34,438	98,602	87,548

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2019 and September 30, 2018 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	88,248	88,248	(1,577)	86,671
Other comprehensive income	-	-	-	-	-	4,002	(3,125)	-	877	-	877
Total comprehensive income	-	-	-	-	-	4,002	(3,125)	88,248	89,125	(1,577)	87,548

Appropriation of legal reserve	-	-	-	-	8,825	-	-	(8,825)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividends	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Other	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)

Balance as of September 30, 2018	423,868	40,279	(121,258)	432,779	169,511	4,002	(46,824)	529,679	1,432,036	(24)	1,432,012

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363
Change in accounting policy, note 2.1	-	-	-	-	-	-	-	(15)	(15)	-	(15)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,270	1,451,348	-	1,451,348
Profit for the period	-	-	-	-	-	-	-	102,546	102,546	-	102,546
Other comprehensive income	-	-	-	-	-	(5,853)	1,909	-	(3,944)	-	(3,944)
Total comprehensive income	-	-	-	-	-	(5,853)	1,909	102,546	98,602	-	98,602

Terminated dividends	-	-	-	-	280	-	-	-	280	-	280

Balance as of September 30, 2019	423,868	40,279	(121,258)	432,779	168,636	(1,851)	(14,039)	621,816	1,550,230	-	1,550,230

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and nine-month periods ended September 30, 2019 and September 30, 2018 (unaudited)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		59,218	48,166	145,631	125,616
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		32,353	32,568	96,407	96,577
Finance costs		20,274	20,956	58,740	58,347
Long-term incentive plan	9	2,567	2,258	7,443	7,234
Allowance for doubtful accounts		249	-	747	600
Unrealized exchange difference related to monetary transactions		(361)	(119)	14	(121)
Rehabilitation provision		-	(910)	-	(910)
Net gain on disposal of property, plant and equipment	6	54	(4,204)	(243)	(5,004)
Gain on the valuation of trading derivative financial instruments		(1,505)	-	(480)	-
Finance income		(695)	(559)	(1,514)	(1,375)
Other operating, net		25	731	424	771

Working capital adjustments
(Increase) decrease in trade and other receivables		2,197	(2,579)	(13,763)	(1,878)
(Increase) decrease in prepayments		7,462	(3,026)	(8,768)	(16,395)
Increase in inventories		(32,995)	(19,244)	(77,218)	(41,559)
(Decrease) increase in trade and other payables		38,185	14,657	(5,308)	(1,515)
		127,028	88,695	202,112	220,388

Interests received		536	542	1,135	1,295
Interests paid		(29,290)	(20,172)	(45,040)	(44,167)
Income tax paid		(12,411)	(14,460)	(35,026)	(42,251)

Net cash flows provided from operating activities		85,863	54,605	123,181	135,265

Interim condensed consolidated statements of cash flows

(continued)

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(26,788)	(28,955)	(58,889)	(60,032)
Purchase of intangibles		(892)	(844)	(2,791)	(854)
Loans granted		-	-	(1,117)	-
Proceed loans granted		133	-	219	-
Proceeds from sale of property, plant and equipment		2,219	7,495	4,062	11,092
Net cash used in investing activities		(25,328)	(22,304)	(58,516)	(49,794)

Financing activities
Proceed from bonds issuance		-	-	568,696	-
Contribution of non-controlling interests		-	-	-	1,405
Loan received		10,377	-	54,387	16,090
Loan paid		-	-	(610,999)	(16,090)
Payment of commissions of financial instruments of hedge		(7,323)	(13,222)	(14,935)	(26,443)
Dividends paid		(100)	(50)	(13,050)	(24,289)
Proceeds from settlement of derivative financial instruments		-	-	1,458	-
Net cash flows provided from (used in) financing activities		2,954	(13,272)	(14,443)	(49,327)

Net increase (decrease) in cash and cash equivalents		63,489	19,029	50,222	36,144
Net foreign exchange difference		361	119	(14)	121
Cash and cash equivalents at the beginning of the period		35,425	66,333	49,067	49,216
Cash and cash equivalents at the end of the period	3	99,275	85,481	99,275	85,481
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(361)	(119)	14	(121)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of September 30, 2019 and 2018, and December 31, 2018

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share.

The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of September 30, 2019, December 31, 2018 and September 30, 2018.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2019 and for the nine-month period then ended, were authorized for issuance by the Company’s Management on October 23, 2019.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2018.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2018, except for the adoption of the new standards starting from January 1, 2019.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The Group did not adopt in advance any other rule, interpretation or modification that has been issued but has not yet entered into force.

For first time, the Group applies the following rules:

-	IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types: operating leases and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Group adopted IFRS 16 using the full retrospective method of adoption with the date of initial application of 1 January 2019. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Right-of-use assets -

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Lease liabilities -

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.23 percent per year in soles.

The change in the accounting policy affected the following items of the interim condensed consolidated statement of financial position:

-	Increase in right-of-use assets by S/148,000.
-	Increase in lease liabilities by S/163,000.
-	Reduction of accumulated results in equity by S/15,000.

-	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These modifications have no impact on the interim condensed consolidated financial statements.

-	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately
-	The assumptions an entity makes about the examination of tax treatments by taxation authorities
-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
-	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. This interpretation has no impact on the interim condensed consolidated financial statements.

-	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. These modifications do not apply on the Group’s interim condensed consolidated financial statements.

-	Amendments to IAS 28: Long-term interests in associates and joint ventures -

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These modifications do not apply on the Group’s interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

-	Annual improvements to IFRS - 2015-2017 Cycle

IFRS 3 Business Combinations – Interest previously held in a joint operation

These amendments clarify that, when an entity obtains control of a business that was previously a joint operation, it must apply the requirements of the business combinations carried out in stages, reassessing the fair value of the shares previously held in the assets and liabilities of the joint operation. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. These modifications will apply to the future Group’s business combinations.

IFRS 11 Joint arrangements - Units previously held in a joint operation

An entity that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3.

The amendments clarify that the previously held interests in that joint operation are not remeasured. These modifications do not apply on the Group’s interim condensed consolidated financial statements.

IAS 12 Income tax - Consequences of payments of financial instruments classified in equity

The amendments clarify that the tax consequences of the dividends depend more on the transactions or past events that generated that distributable profit than on the distribution to the owners. Therefore, an entity recognizes the tax consequences of a dividend in results, in other comprehensive income or in equity depending on how the entity recorded those transactions or past events. When an entity applies these amendments for the first time, it will do so from the start date of the oldest comparative period. These modifications have no impact on the Group’s interim condensed consolidated financial statements.

IAS 23 Interest costs - Capitalized interest costs

The amendments clarify that an entity considers part of its general interest costs any interest costs originally incurred to develop a qualified asset when substantially all the activities necessary to prepare the asset for its use or sale have been completed.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.

-	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to: determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, and to determine net interest for the remainder of the period after the plan amendment, curtailment or settlement. These modifications have no impact on the interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

2.2	Basis of consolidation –

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2019 and 2018.

As of September 30, 2019 and 2018, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2018.

2.3	Seasonality of operations –

Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)

Cash on hand	144	152
Cash at banks (b)	20,131	18,821
Short-term deposits (c)	79,000	30,094

Cash balances and cash equivalents included in statements of cash flows	99,275	49,067

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

4.	Trade and other receivables

As of September 30, 2019 and December 31, 2018 this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties.

5.	Inventories

As of September 30, 2019 and December 31, 2018 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

6.	Property, plant and equipment

During the three and nine-month periods ended September 30, 2019 the Group additions amounted approximately to S/27,075,000 and S/57,445,000 respectively (S/21,798,000 and S/53,823,000 during the three and nine-month periods ended September 30, 2018, respectively).

Assets with a net book value of S/702,000 disposed to third parties by the Group during the nine-month period ended September 30, 2019 (S/5,424,000 for the nine-month period ended September 30, 2018), resulting in a net gain on disposal of S/243,000 (S/5,004,000 for the nine-month period ended September 30, 2018).

As of September 30, 2019 the Group maintains accounts payable related to the acquisition of property, plant and equipment amounting to S/3,183,000 (S/4,627,000 as of December 31, 2018). Also, the accounts receivable related to disposal of property, plant and equipment amounts to S/1,742,000 as of September 30, 2019 (S/4,859,000 as of December 31, 2018).

7.	Trade and other payables

As of September 30, 2019 and December 31, 2018, this caption includes trade payables, account payables to related parties, interest, dividends among other minor payables.

As of September 30, 2019, in order to comply with Peruvian law requirements, S/280,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the interim condensed consolidated statement of changes in equity.

As of September 30, 2019, dividends payable amounted to S/6,001,000 (S/19,331,000 as of December 31, 2018).

8.	Interest-bearing loans and borrowings

In December 2018, the Company purchased US$168,388,000 of its senior notes denominated in US dollars which were issued in previous years; as a result, as of December 31, 2018, the balance of these senior notes amounts to US$131,612,000, with maturity in 2023, which are hedged by derivative financial instruments cross currency swaps (CCS), see note 14 (b). At the same date, the Company settled CCS for a nominal amount of US$150,000,000 of a total of US$300,000,000, obtaining a gain from this operation, see detail disclose in the Group’s annual consolidated financial statements as of December 31, 2018. To finance the purchase of the senior notes, the Company obtained mid-term loans from Banco de Crédito del Perú amounting to S/580,769,000.

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loan described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The Senior Notes issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

For the nine-month period ended September 30, 2019 and 2018, the senior notes generated interest that has been recognized as finance costs in the interim condensed consolidated financial statement of profit or loss for S/41,336,000 and S/34,634,000 respectively.

In March 2019, the Company received from Banco de Crédito del Peru a loan for working capital amounting to S/13,560,000, which had a maturity of 90 days and accrued an annual effective interest rate of 3.87 percent; this loan was settled in June 2019 and the Company received a new loan amounting to S/13,689,000, which has a maturity of 365 days and accrues an annual effective interest rate of 4.64 percent.

In April 2019, the Company paid US$5,000,000 (equivalent to S/16,670,000) the loan for working capital received in the end of 2018 from Banco de Crédito del Peru. Also, in April 2019, the Company received a new loan for working capital amounted US$5,085,027 (equivalent to S/16,760,000) from the same bank with a maturity of 180 days and an accrues an annual effective interest rate of 3.29 percent.

In August 2019, the Company received from Banco de Crédito del Perú two loans for working capital amounting to US$1,466,250 (equivalent to S/4,963,000) and US$1,600,000 (equivalent to S/5,416,000), which have a maturity of 365 days and accrues an annual effective interest rate of 3.23 percent and 3.36 percent, respectively.

Financial covenants –

The financial covenants related to senior notes issued in US dollars are those disclosed in the Group’s annual consolidated financial statements as of December 31, 2018. As of September 30, 2019 and December 31, 2018, the Company has complied with all the covenants in force.

The financial covenants related to senior notes issued in Soles states that in the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of September 30, 2019, the Group has not entered in any of the operations previously mentioned.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2019
Interest-bearing loans adjusted by hedge	-	85,286	400,671	570,000	1,055,957
Interests	58	59,444	204,532	232,057	496,091
Hedge finance cost payable	-	15,004	37,511	-	52,515
Trade and other payables	115,369	43,153	-	-	158,522

As of December 31, 2018
Interest-bearing loans adjusted by hedge	-	60,822	981,440	-	1,042,262
Interests	10,006	44,436	101,243	-	155,685
Hedge finance cost payable	7,489	7,489	52,422	-	67,400
Trade and other payables	117,702	24,903	-	-	142,605

9.	Provisions

As of September 30, 2019 and December 31, 2018, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision. The decrease in this liability is mainly explained by the payment of the workers’ profit sharing and the long -term incentive plan.

10.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earning.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss, statement of other comprehensive income and equity are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(16,482)	(11,146)	(26,998)	(25,858)
Deferred income tax	(2,521)	(3,593)	(16,087)	(13,087)
Income tax expense recognized in the consolidated statements of profit or loss	(19,003)	(14,739)	(43,085)	(38,945)
Income tax recognized in other comprehensive income	511	(424)	1,650	(368)
Income tax recognized on equity	-	(2,253)	-	(2,253)

Total income tax	(18,492)	(17,416)	(41,435)	(41,566)

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Following is the composition of deferred tax related to items recognized in other comprehensive income and equity:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized loss (gain) on financial instruments designated at fair value through other comprehensive income	-	-	2,449	(1,675)
Unrealized loss (gain) on derivative financial instruments	511	(424)	(799)	1,307

Total deferred income tax in OCI	511	(424)	1,650	(368)

Other	-	(2,253)	-	(2,253)

Total deferred income tax recognized in equity	-	(2,253)	-	(2,253)

11.	Revenue from contracts with customers

This caption is made up as follows:

	Cement, concrete and precast	Quicklime	Construction Supplies	Others	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
For the three-month period ended September 30, 2019
Revenue from external customers	357,314	8,160	17,691	14	383,179

Revenue from external customers	357,314	8,160	17,691	14	383,179
For the nine-month period ended September 30, 2019
Revenue from external customers	943,006	25,745	49,102	136	1,017,989

Revenue from external customers	943,006	25,745	49,102	136	1,017,989

For the three-month period ended September 30, 2018
Revenue from external customers	287,121	12,523	18,318	807	318,769

Revenue from external customers	287,121	12,523	18,318	807	318,769
For the nine-month period ended September 30, 2018
Revenue from external customers	820,428	48,814	50,769	1,549	921,560

Revenue from external customers	820,428	48,814	50,769	1,549	921,560

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

12.	Related party transactions

During the nine-months periods ended September 30, 2019 and 2018, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	9	9
Fees for management and administrative services	136	136	408	412

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	86	85	258	253
Fees from leasing of parking	81	80	242	237

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	7	7	21	19
Fees for management and administrative services	290	290	870	884

Fossal S.A.A. (Fossal)
Fees from office lease	3	3	11	9
Fees for management and administrative services	10	10	30	32

Expense
Security services provided by Compañía Minera Ares S.A.C.	475	548	1,447	1,608

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	220	85	1,487	-
Compañía Minera Ares S.A.C.	209	1,182	242	209
Inversiones ASPI S.A.	151	-	1,240	-
Others	269	-	240	-

	849	1,267	3,209	209

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended September 30, 2019 and December 31, 2018, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/6,743,000 and S/17,389,000 during the three and nine-month periods ended September 30, 2019, respectively (S/6,298,000 and S/16,249,000 during the three and nine-month periods ended September 30, 2018) , and the total long term compensations expense amounted to a S/2,567,000 and S/7,443,000 during the three and nine-month periods ended September 30, 2019, respectively (S/2,258,000 and S/7,234,000 during the three and nine-month periods ended September 30, 2018). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

13.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the nine-month period ended September 30, 2019 and 2018 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2019 and 2018.

Calculation of the weighted average number of shares and the basic earning per share is presented below:

	For the three-month period ended September 30,		For the nine-month period ended September 30
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	40,215	33,427	102,546	88,428

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018

Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107

Basic profit for common and investment shares	0.09	0.08	0.24	0.21

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

14.	Financial instruments

Financial assets -

Except derivate financial instruments (see (b) below) and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

(a)	Financial assets at fair value –

	As of September 30, 2019	As of December 31, 2018
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	12,671	9,474
Trading of cash flow (cross currency swaps)	1,770	2,794

Total derivatives financial instruments	14,441	12,268

Financial instruments designated at fair value through other comprehensive income
Equity shares	18,581	26,883
Total financial instruments designated at fair value through other comprehensive income	18,581	26,883
Total financial instruments at fair value	33,022	39,151

Total current	-	-
Total non-current	33,022	39,151

	33,022	39,151

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Derivative financial instruments -

Derivatives assets of hedging -

Foreign currency risk -

As of September 30, 2019 and as of December 31, 2018, the Group maintains Cross currency swap contracts for a nominal amount of US$150,000,000, of which US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/1,732,000 and an unrealized gain of S/2,708,000 for the three and nine-month period ended September 30, 2019 (unrealized gain of S/1,435,000 and unrealized loss of S/4,432,000 for the three and nine-month period ended September 30, 2018) is included in other comprehensive income. The amounts retained in other comprehensive income as of September 30, 2019 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Derivate assets from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts to S/1,505,000 and S/480,000 for the three and nine-month period ended September 30, 2019. The Company acquired a derivative trading instrument for a nominal amount of US$70,000,000 that was liquidated in January 2019 and the result was a gain presented in Finance income caption in the consolidated statement of profit or loss for a value of S/1,458,000.

(c)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of September 30, 2019 and December 31, 2018, as well as the fair value accounting hierarchy.

	Carrying amount		Fair value		Fair value hierarchy
	2019	2018	2019	2018	2019/2018
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	99,275	49,067	99,275	49,067	Level 1
Trade and other receivables	115,406	104,256	115,406	104,256	Level 1
Derivatives financial assets – Cross currency swaps	14,441	12,268	14,441	12,268	Level 2
Financial instruments at fair value through other comprehensive income	18,581	26,883	18,581	26,883	Level 3
Total financial assets	247,703	192,474	247,703	192,474

Financial liabilities
Trade and other payables	168,293	151,320	168,293	151,320	Level 1
Senior notes	1,011,876	441,786	1,039,896	442,142	Level 2
Promissory notes	85,286	641,591	85,488	643,308	Level 2

Total financial liabilities	1,265,455	1,234,697	1,293,677	1,236,770

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of September 30, 2019 and December 31, 2018, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness rates of 3.78% and 2.73% in soles and US dollars, respectively.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach and discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of September 30, 2019 and as of December 31, 2018 are described as follows:

Weighted average
Earning growth factor	4%
WACC discount rate	9.8%

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the nine-month period ended September 30, 2019, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of September 30, 2019 and December 31, 2018, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

15.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of September 30, 2019, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable; provided a rent for the three and nine-month period ended September 30, 2019 and 2018 of S/258,000 and S/253,000, respectively.

Capital commitments

As of September 30, 2019, the Group does not have significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2018.

Tax situation

The Company is subject to Peruvian tax law. As of September 30, 2019 and 2018, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods that are destined for consumption in this region.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

For purposes of determining income tax, transfer pricing transactions with related companies and resident companies in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors estimate that as a result of the application of this standard will not result in significant contingencies for the Group as of September 30, 2019 and December 31, 2018.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2014-2018	Dec. 2014-2018
Cementos Selva S.A.	2014-2018	Dec. 2014-2018
Distribuidora Norte Pacasmayo S.R.L.	2013/2015-2018	Dec. 2014-2018
Empresa de Transmisión Guadalupe S.A.C.	2014-2018	Dec. 2014-2018
Salmueras Sudamericanas S.A.	2014-2018	Dec. 2014-2018
Calizas del Norte S.A.C. (on liquidation)	2014-2018	Dec. 2014-2018

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2019 and the consolidated financial statements as of December 31, 2018.

Legal claim contingency

As of September 30, 2019, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/11,416,000. From this total amount, S/1,437,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo, and S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2018.

16.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

	Revenue from external customers		Gross Margin		Profit (loss) before income tax		Tax on earnings		Net profit (loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended September 30,
Cement, concrete and precast	357,314	287,121	134,319	114,911	58,839	47,938	(18,879)	(14,667)	39,960	33,271
Construction supplies	17,691	18,318	966	173	532	(143)	(167)	45	365	(98)
Quicklime	8,160	12,523	134	1,024	98	656	(38)	(199)	60	457
Other	14	807	(11)	(27)	(251)	(285)	81	82	(170)	(203)

Consolidated	383,179	318,769	135,408	116,081	59,218	48,166	(19,003)	(14,739)	40,215	33,427

For the nine-month period ended September 30,
Cement, concrete and precast	943,006	820,428	357,820	335,307	144,577	125,435	(42,773)	(38,890)	101,804	86,545
Construction supplies	49,102	50,769	2,063	1,031	1,074	127	(318)	(39)	756	88
Quicklime	25,745	48,814	1,105	4,461	632	2574	(187)	(798)	445	1,776
Other	136	1,549	32	207	(652)	(2,520)	193	782	(459)	(1,738)

Consolidated	1,017,989	921,560	361,020	341,006	145,631	125,616	(43,085)	(38,945)	102,546	86,671

	Assets by segment	Other assets	Total assets	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of September 30, 2019
Cement, concrete and precast	2,774,376	12,671	2.787,047	1,342,869
Construction supplies	40,935	-	40,935	84,336
Quicklime	77,827	-	77,827	-
Other	51,388	20,351	71,739	113

Consolidated	2,944,526	33,022	2,977,548	1,427,318

As of December 31, 2018
Cement, concrete and precast	2,632,723	9,474	2,642,197	1,376,390
Construction supplies	29,363	-	29,363	34,788
Quicklime	111,072	-	111,072	-
Other	50,936	29,677	80,613	704

Consolidated	2,824,094	39,151	2,863,245	1,411,882

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

During the nine-month period ended September 30, 2019 and 2018 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets

As of September 30, 2019 corresponds to the financial instruments designated at fair value through OCI and fair value of the derivative financial instruments (cross currency swap) for approximately S/18,581,000 and S/14,441,000, respectively (S/26,883,000 and S/12,268,000, respectively as of December 31, 2018). The fair value of derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through OCI and the fair value of the trading derivate financial instruments are not assigned to any segment.

Geographic information

As of September 30, 2019 and December 31, 2018, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ CARLOS JOSE MOLINELLI MATEO
Name:	Carlos Jose Molinelli Mateo
Title:	Stock Market Representative
Date:	October 24, 2019

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